FAR EAST WIND POWER CORP.
Wangzuo Center, West Tower, Suite 1608
Guanghua Road, Chaoyang District
Beijing, China 100020

March 9, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Donald F. Delaney

Re:      Far East Wind Power Corp.
Form 10-K for Fiscal Year Ended June 30, 2010
Filed October 18, 2010
Form 10-Q for the Fiscal Quarter Ended September 30, 2010
Filed November 23, 2010
File No. 333-153472

Ladies and Gentlemen:

As per the message left for the reviewing Staff of the Securities and Exchange Commission (the “Commission”) by the Company’s outside legal counsel on March 8, 2011, Far East Wind Power Corp. (the “Company”) is currently working on responding to the comments set forth in the Staff’s letter dated January 25, 2011 (the "Comment Letter") relating to the Annual Report on Form 10-K for the fiscal year ended June 30, 2010 (the “2010 10-K”) and the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2010 (the “September 2010 10-Q” and collectively with the 2010 10-K, the “Reports”). The Company is currently working on responding to the Staff’s comments to finalize and file such amended Reports with the Commission.  The Company believes that it should be in a position to file a response to the Comment Letter with an amended 2010 10-K and September 2010 10-Q by March 18, 2011.

Very truly yours,

/s/ Xiaobu Liu
Xiaobu Liu
Chief Executive Officer

cc:           Darrin Ocasio, Sichenzia Ross Friedman Ference LLP